APPENDIX A:
INVESTMENT RISKS

YOU MIGHT LOSE YOUR MONEY

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Enthrall Capital Investments to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

LIMITED OPERATING HISTORY

Enthrall Capital Investments is a newly established entity and has no history for prospective investors to consider.

LIMITED SERVICES

Enthrall Capital Investments operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

FINANCIAL FORECASTS RISKS

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Enthrall Capital Investments and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Enthrall Capital Investments is a newly established entity and therefore has no operating history from which forecasts could be projected with.

RELIANCE ON MANAGEMENT

As a securities holder, you will not be able to participate in Enthrall Capital Investments's management or vote on and/or influence any managerial decisions regarding Enthrall Capital Investments. Furthermore, if the founders or other key personnel of Enthrall Capital Investments were to leave Enthrall Capital Investments or become unable to work, Enthrall Capital Investments (and your investment) could suffer substantially.

THE COMPANY MIGHT NEED MORE CAPITAL

Enthrall Capital Investments might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Enthrall Capital Investments is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

NO REGISTRATION UNDER SECURITIES LAWS

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Enthrall Capital Investments nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

THE COMPANY IS NOT SUBJECT TO THE CORPORATE GOVERNANCE REQUIREMENTS OF THE NATIONAL SECURITIES EXCHANGES

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Enthrall Capital Investments or management), which is responsible for monitoring Enthrall Capital Investments's compliance with the law. Enthrall Capital Investments will not be required to implement these and other investor protections.

YOU HAVE A LIMITED UPSIDE

Notes include a maximum amount you can receive. You cannot receive more than that even if Enthrall Capital Investments is significantly more successful than your initial expectations.

YOU DO HAVE A DOWNSIDE

Conversely, if Enthrall Capital Investments fails to generate enough revenue, you could lose some or all of your money.

PAYMENTS AND RETURN ARE UNPREDICTABLE

Because your payments are based on the revenue of Enthrall Capital Investments, and the revenue of Enthrall Capital Investments can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

CHANGES IN LAWS

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Enthrall Capital Investments's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

THE NOTES ARE UNSECURED AND UNINSURED

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

LACK OF GUARANTY

The Notes are not personally guaranteed by any of the founders or any other person.

SUBORDINATION

The Notes shall be subordinated to all indebtedness of Enthrall Capital Investments to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

LIMITATION OF INDIVIDUAL RIGHTS IN EVENT OF DEFAULT

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

UNINSURED LOSSES

Although Enthrall Capital Investments will carry insurance, Enthrall Capital Investments may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Enthrall Capital Investments could incur an uninsured loss that could damage its business.